Filed by Microchip Technology Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Atmel Corporation

Commission File No. 000-19032

Filing Date: January 22, 2016

EVENT ID: 011916Microc

EVENT NAME: Microchip Acquisition of Atmel Corporation

EVENT DATE: January 19, 9:00 AM EST

C: Steve Sanghi; Microchip Technology Incorporated; President, CEO, Board of Directors

C: Ganesh Moorthy; Microchip Technology Incorporated; COO

C: J. Eric Bjornholt; Microchip Technology Incorporated; VP, CFO

P: William Stein; Suntrust; Analyst

P: John Pitzer; Credit Suisse; Analyst

P: Chris Caso; Susquehanna Financial Group; Analyst

P: Craig Hettenbach; Morgan Stanley; Analyst

P: Chris Danley; Citigroup; Analyst

P: Kevin Cassidy; Stifel; Analyst

P: Mark Lipacis; Jefferies; Analyst

P: Craig Ellis; B. Riley & Co; Analyst

P: Harlan Sur; JP Morgan; Analyst

+++ presentation

Operator^ Good day, everyone and welcome to this Microchip Acquisition of Atmel Corporation Conference Call. As a reminder, today’s call is being recorded. At this time, I would like to turn the call over to Microchip’s President and Chief Executive Officer, Mr. Steve Sanghi. Please go ahead, sir.

Steve Sanghi^ Thank you and a good afternoon, everyone. And thanks for joining us today for this Atmel acquisition conference call. I am Steve Sanghi, President and CEO of Microchip Technology, and I’m joined here by Ganesh Moorthy, Chief Operating Officer, Eric Bjornholt, Chief Financial Officer, and Ms. Kim Van Herk, our in house General Counsel.

Since last Thursday when Dialog announced that they will not increase their offer price for Atmel, we have been inundated with investor and analyst calls. We could not provide a specific date or time for announcement of the deal because Atmel’s board needed to meet to approve the merger agreement. We have received enormous number of calls today, and many of them from angry investors and analysts asking for more information. Unfortunately, we did not have any more information.

Atmel board approved the deal at 4:37 pm Eastern Standard Time today, and we got the release out a minute after that. I apologize that we could not communicate any sooner; until 23 minutes ago we did not have a deal, so we could not tell you anything otherwise.

Now before we start today I would like to remind you that during the course of this conference call we will be making projections and other forward-looking statements regarding the expected timing, completion and effects of the proposed transaction. We wish to caution you that such statements are predictions and that actual events or results may differ materially. We refer you to our press release today announcing the signing of a definite agreement to acquire Atmel Corporation as well as our recent filings with the SEC that identify important risk factors that may impact the forward-looking statements made in this presentation.

With that out of the way, let me start by saying that we’re delighted to have Atmel employees join the Microchip family and excited by the possibilities ahead as a result of this acquisition. We will now provide you with an overview of Atmel, why we decided to acquire them, and some details about the transaction. We have posted an investor presentation on our website that we will be using to discuss the transaction. If you do not already have this presentation, you may find it useful to have in front of you as we make our prepared remarks.

Please also be advised that we will not be taking any questions about our fiscal Q3 2016 results that we pre-announced today. We will have a full discussion on the results and our guidance on February 3rd when we host our normal earnings conference call. We issued the preliminary results because we are using December quarter results for both Microchip and Atmel in this presentation.

Atmel revenue dropped approximately 24% from December 2014 quarter to December 2015 quarter. Using any other number other than the current of December quarter run-rate would throw the analysis off significantly.

Let’s now start with an overview of who Atmel is. Atmel is an embedded control franchise that is synergistic with Microchip and has an attractive, broad-based product portfolio spanning eight bit and 32 bit microcontrollers, wireless, touch, automotive connectivity and access control, security and serial EEPROM memory that expands our embedded control portfolio and complements many of our offerings.

Like Microchip, Atmel serves a diverse global customer-base with over 80% of the revenue coming from outside the Americas. Also like Microchip, Atmel has a diverse channel through which they reach customers with 60% of their revenue coming through their distribution channel. Atmel has a tradition of technology leadership and innovation through their organic efforts as well as the acquisitions they have made. This has resulted into very good products and solutions in the marketplace.

Atmel’s calendar year 2015 revenue as of 12/31/2015 was $1.17 billion, but the December quarter annualized run rate was $1.046 billion. Non-GAAP gross margin for calendar year 2015 was 47.5% and non-GAAP operating margin was 12%. Atmel had approximately $155 million in cash and investments on their balance sheet net of debt as of 12/31/2015. Atmel is headquartered in San Jose, California and has approximately 4,700 employees worldwide.

We see a compelling strategic and financial rationale to acquire Atmel. The combination of Microchip and Atmel will create an MCU powerhouse and move Microchip from the number four to the number three market position in micro controllers based on the most recent Gartner market share data. Atmel will enhance Microchip’s leading eight bit, 16 bit and 32 bit PICmicro controller portfolio through the addition of the popular eight bit AVR product family and the 32 bit ARM portfolio that complements our offerings.

Atmel will also add to Microchip’s strong portfolio in the areas of wireless, automotive LIN and CAN networks, as well as access control, touch and serial EEPROM solutions. Atmel Security Solutions will add to and strengthen our security solutions, accelerating some of the solutions we plan to develop in the future. We believe that our strong manufacturing and channel strength, combined with Atmel’s manufacturing and channel capabilities, can drive further operational scale and customer reach.

Atmel also adds a strong portfolio of over 2,400 patents to Microchip’s IP portfolio. Last but not least, as we will share with you in a couple of slides, we expect this transaction to generate significant accretion with full synergies of over $200 million in fiscal year 2020; fourth year after the closing of the transaction, through a combination of cross savings and revenue growth.

The combination of Microchip and Atmel will yield a highly profitable business model. Laid out on this slide are Microchip’s and Atmel’s individual annualized CQ4 2015 preliminary non-GAAP results in columns two and three. These are CQ4 15 results times four. Column four shows the combined annualized non-GAAP P&L prior to any ongoing improvements or synergies from the transaction. The combined company will be a $3.25 billion revenue company based on December 2015 quarter annualized.

Regarding gross margin, Atmel’s gross margin is about 1,000 basis points lower than Microchip’s. Our own gross margin is temporarily negatively impacted by two factors; Micrel acquisition is not fully integrated and our own utilization is lower due to slower business conditions. A mathematical average of combined company and gross margin is 54.6%. Our long-term model for gross margin is to improve it to 59% by a combination of improvements in Atmel’s gross margins, completing integration of Micrel and improvement in our utilization.

Next comes the R&D. Microchip’s R&D is a lot more efficient at 16.2% of sales versus Atmel’s at 19.5% of sales. The combined R&D is 17.3% of sales. With synergy and scale, our long-term model for R&D is 14.5% of sales. Then comes the SG&A. Microchip’s SG&A is 12.3% of sales versus Atmel’s at 18.4% with a combined number at 14.3% of sales. With synergy and scale we will bring SG&A of the combined company down to 11.5% of sales.

The operating income line shows the operating income contribution from Microchip and Atmel respectively before any synergies and finally the operating income percentage. Microchip’s operating income percentage is over 3X that of Atmel’s. The combined operating income excluding synergies will be 23% of sales. Our long-term target is 33% of sales. This will be an overall improvement of 1,000 basis points on the operating income percentage of the combined company.

Just doing the math from $3.25 billion of revenue this would imply $325 million improvement in the operating income. But it is not all from the Atmel acquisition, it also includes remaining synergy from Micrel and some still left from ISSC and Supertex acquisitions. It also includes improvement in our own business through higher utilization.

As you can see, we expect the combined enterprise to achieve a highly profitable financial model. On the next slide I will walk you through the synergies we expect from Atmel acquisition.

We expect this transaction to be immediately accretive to our non-GAAP earnings per share in the very first quarter. Microchip’s stock price used in the exchange ratio calculation will be based on the 10-day average closing price of Microchip’s stock ending on the last day before the close of the transaction. The maximum number of Microchip shares that can be issued are 13 million shares. However, Microchip’s board of directors have authorized 15 million shares that can be bought back and we expect to buy back all of the shares issued in the transaction subject to market conditions.

Now let us discuss accretion. In the short-term, defined as our fiscal year 2017, which begins on April 1, 2016, we are targeting 23% growth in our non-GAAP earnings per share as compared to our fiscal year 2016. This is fuelled by a $0.33 accretion from Atmel assuming a May 2016 close to the transaction. That will be in addition to accretion that is already underway from Micrel integration as well as growth we expect in our core business.

In the second year, fiscal year 2018, we expect accretion from Atmel to be approximately $0.67 per share. In the long-term, third year after close or essentially fiscal year 2019 we expect that the Atmel transaction will contribute $170 million in synergies through a combination of revenue growth and cost savings. The Atmel transaction will contribute approximately $0.90 per share of accretion of non-GAAP EPS in fiscal year 2019 and we’re targeting the consolidated Microchip non-GAAP EPS to be $4.25 per share in the third year after close, or fiscal year 2019.

This would represent a Microchip non-GAAP earnings per share compounded annual growth rate of over 17% over the next three years. Now, in the fourth year after close, or the fiscal year 2020, we will achieve full synergy of over $200 million from the Atmel transaction through a combination of revenue growth and cost savings. This transaction will thus continue to extend Microchip’s combined organic and acquisition driven revenue and non-GAAP earnings per share growth track record.

Let me provide you with the transaction summary. The $8.15 per share acquisition price translates to a transaction value of $3.56 billion. However, once you account for Atmel’s approximately $155 million in cash and investments net of debt as of December 31, 2015 the net transaction value is $3.4 billion. Atmel’s stockholders will receive $7.00 per share in cash and $1.15 per share in Microchip stock.

The transaction is being funded through a combination of $2.175 billion cash from our balance sheet, $786 million cash from our existing line of credit and approximately $485 million in Microchip common stock. The difference in the funding amounts described and the transaction value is $114 million and that is the value of assumed employee equity awards. So therefore, this transaction will not need any additional outside financing.

Our blended cost of capital after drawing on a line of credit for this transaction will be approximately 1.8% per annum. Several analyst reports have come out since the speculation about Microchip buying Atmel. These reports have assumed a much higher cost of capital and the analysts may want to adjust that cost of capital to approximately 1.8% per annum.

We also wanted to share our debt to EBITDA leverage with you. Investors need not be concerned that this transaction will leverage Microchip to any unreasonable extent and would threaten the dividend. Our debt to EBITDA leverage will remain well below the required covenant, with senior leverage of 2.2 versus the covenant of less than 3, an overall leverage of 4 versus a covenant of less than 5, all before the benefits of any synergies. After the full stock buy back, the senior leverage will be 2.7 and the total leverage will be 4.5.

We will continue to pay down debt as we achieve synergy and earn profits. The combined effect will lower the leverage even further. In terms of timing, we expect the transaction to close in the calendar second quarter of 2016 after customary closing conditions as well as the regulatory and shareholder approvals.

Now Microchip’s vision and growth strategy. Microchip’s enduring vision has been and remains to be – to be the very best embedded control solutions company ever. Through our long history, the product line strategy to achieve this vision has evolved as we grew from offering eight bit micro controllers in serial EEPROMs to offering 16 bit micro controllers, 32 bit micro controllers, specialized micro controllers for automotive computing and other markets, analog products spanning linear, mixed signals, power and interface, wired and wired connectivity, flash memory and timing products.

Today, our overall strategy can be described in two key thrusts. First is to use our broad based product line to enable our industrial, automotive, office automation, consumer and telecom customers to make their end products better by making them smart and by adding connectivity and security where it makes their products even more valuable. And the second is to be a powerhouse solutions provider for the emerging internet of things market. The acquisition of Atmel supports our two strategic thrusts and is another step in our journey to be the very best embedded control solutions company.

Let me summarize this presentation. We see this transaction as a strong, strategic fit that aligns with our vision to be the very best embedded control solutions company. Atmel will add more products to the broad range of solutions we already have in our arsenal. These combined solutions will enable customers, serving a broad range of applications to make their end products smart, connected and secure. As the semiconductor industry consolidates and we have been at the vanguard of the consolidation strategy for several years with our string of acquisitions, the Atmel acquisition is the next chapter of our strategy and adds further operational and customer scale.

We expect to create significant shareholder value by generating $170 million in synergies and $0.90 per share in incremental non-GAAP earnings per share in the third year after close or fiscal year 2019 through a combination of revenue growth and cost savings. And we expect to achieve full synergy of over $200 million in the fourth year after close or fiscal year 2020. As you have seen over the years, Microchip has a very successful track record of delivering shareholder value from acquisitions. We have a disciplined process by which we decide which acquisitions to pursue and we have demonstrated revenue and EPS growth through our disciplined integration of these acquisitions.

We expect the same from this acquisition. In short, we see the Atmel acquisition as a compelling transaction that will create significant shareholder value. Thank you for your attention. That concludes our prepared remarks and we will now open this call up for questions. Operator, can you please poll for questions and also please open the line for Mr. Ganesh Moorthy.

+++ q-and-a

Operator^ Yes. Thank you. (Operator Instructions) Due to time constraints, please limit yourself to one question. Again, that is star one for questions. And we’ll take our first question from William Stein with Suntrust.

William Stein^ Great. Thanks for taking my question and congrats on the transaction, gentlemen. I’m hoping you can talk a little bit about your vision about addressing the fairly now wide array of platforms of different micro controller types whether you plan on significantly rationalizing that through this transaction? That’s the main question I’d like to – I’d like to hear you talk about a bit.

Steve Sanghi^ Well, Ganesh, do you want to take that question?

Ganesh Moorthy^ Yes. So I think we have multiple architectures that have large positions in the market and each of them has a following among the customers, has a set of tools that support them and they are large enough that they each independently support the work that is needed to keep running those. So no, we fully expect that the Microchip PICmicro controllers – eight, 16, 32 bit will continue as they are and the Atmel eight bit AVR architecture as well as the 32 bit ARM architecture will continue to move forward.

And in fact, it gives us places where people are fans for PICmicro controllers and we continue to support them. People are fans for the Atmel AVR ARM products and we continue to support them. Where I think you’ll find us looking for ways to get more synergy will be in the development of the IP building blocks. So there are IP building blocks that go into all of these products that would be common in some cases. And rather than having two separate developments we would try to combine those so that there’s one fundamental building block structure but multiple products that we can bring to market in multiple architectures.

William Stein^ And your commitment to the 32 bit ARM category, which you’ve historically avoided or haven’t really invested in to grow meaningfully I think at Microchip relative to Atmel’s approach. What’s the go forward approach in that part of the market?

Ganesh Moorthy^ Absolutely. We have never been against ARM. We have picked a course which was the PIC 32 micro controllers that we have developed and we now have a second weapon in our portfolio to be able to serve customers who want an ARM based solutions. Both will continue forward, both as I said have customers who are fans for using them. And there’s no reason why the size of both businesses could not support the dual structure.

Steve Sanghi^ Will, we have continued to say for years that as far as our customers are concerned it’s never about the core. It’s about the peripherals, how you provide the solutions, what support you have, how you go to market, what channels we utilize. It’s the Microchip’s the whole product solution. It’s really not about the core, so as you can see in the 32 bit market as we built our product line on the MIPS core, we were able to port the MIPS core to really run on Microchip’s tools that were historically running pic micro controllers.

In longer term we envision that we’ll be able to transport you in the ARM core to be run on Microchip’s common tool set over time. It will take some time but we could do that. But it’s really never about the core so a large investment we have is never really in the core because core we license. Our large investment is in our peripherals, in our application software, in our libraries, in our Harmony development tool and so on and so forth. And we would be able to do that for both architectures.

William Stein^ Thanks very much.

Operator^ We’ll take our next question from John Pitzer with Credit Suisse.

John Pitzer^ Yes, good afternoon, guys and congratulations on the transaction. I guess Steve and Ganesh, maybe just take on the revenue synergies and/or dissynergies. Just given how broad each of your portfolios are, I’m just kind of curious within your accretion analysis, have you taken into account any potential for revenue dissynergies either by particular end market and/or distribution? And if not, why not? And then the opposite question, where do you see the most potential revenue synergies from the transaction over the next several years? What end markets or channels should we be thinking about? Thank you.

Steve Sanghi^ So I think when you look at it across the board, Microchip has very vast sales channels and sort of Atmel now – Atmel’s products are selling through those channels but there is a need for Atmel products at a lot of Microchip’s customers and channels also in some of the places where Atmel is not doing business. So that really becomes an area of synergy and vice-versa. There are Atmel’s customers where we may not be doing business which could actually use some of our products.

The combined company will be a bonanza for analog because it gives a much, much larger MCU platform essentially now consisting of all the Atmel products also in all those sockets and customers to which we can attach our large variety of analog products. So that will really be a bonanza. Same thing is true for wireless – connected as well as the products that are connected to etherless – usb, whatever.

So I think the areas of synergy are quite significant on that side. Now the other part of your question was areas of dissynergy. We don’t really have anything right now. There are certain products at Atmel which are listed in the other category. Some SPG products, some maybe SRAM. There’s military aero and some other products, in a miscellaneous category. Microchip has a category like that too – other revenue, every company has that.

We don’t really have the details at this point in time what is in there and there are some other areas as well. Possibly businesses may not be as profitable that could be looked at first under our system. Can we make it better and more profitable? And if not, is there another strategy for those? But we don’t have it at this call. If we did we wouldn’t be talking about it because there are customers and employees impacted by such decisions and we have to talk to them first.

John Pitzer^ That’s all for Steven. And then really quickly just relative to the 15 million share repurchase, is the plan to try to get that done by the time the acquisition closes? And was that contemplated in the cost of capital number you gave us earlier or is that something you’re going to be doing out of free cash flow or is that something you might actually borrow against to get that done? Thank you.

Steve Sanghi^ OK, so we are not allowed to buy stock prior to the close of the transaction because starting today since we are issuing stock in the transaction we are treated as we are in the distribution phase. So when you are in the distribution phase we cannot be buying back stock at the same time. So we will begin buying back stock after the transaction is closed.

That’s exactly what we did in the Micrel transaction. In that transaction we were able to buy all the stock quite rapidly – less than a month I think and I – we make no promises on what the market would be and what our success rate will be but we will begin buying after the transaction is closed. The second part of your question was about the – the interest rate.

J. Eric Bjornholt ^ He asked whether that was included in our cost of capital and yes, it is.

Steve Sanghi^ Yes, it is.

John Pitzer^ Thanks, Steve. Congratulations again.

Steve Sanghi^ Thanks.

Operator^ We’ll take our next question from Chris Caso with Susquehanna Financial Group.

Chris Caso^ Thank you. Good afternoon and congratulations on getting a transaction done. My question is if you could perhaps walk through in a little more detail the assumptions for the $0.90 of earnings accretion and in particular the revenue assumptions that you may have with that. It sounds like from some of your previous answers, it doesn’t sound like what you’re guiding us to is just kind of putting the two companies together and growing from there. There may be some changes that happen within that and perhaps getting to accretion is an assumption of a faster growth of some of Microchip’s core businesses as a result of having Atmel as part of the mix. Is that the right way to think of it?

Steve Sanghi^ Well, in general we’re not prepared to walk through a lot of detail on how we arrive at that number. In the past, I think at these conference calls we haven’t even given you the number until we have closed the transaction because it kind of creates all sorts of issues with other things. But in this conference call we’re giving you the numbers. We expect about $0.33 accretion from Atmel in the next fiscal year which is fiscal year 2017, about $0.67 in fiscal year 18, about $0.90 in fiscal year 2019 and then it gets to higher than that in the following year.

In doing so, we have basically assumed a very normal semiconductor market types of growth rate. And really didn’t even assume the growth rates in excess of the market that we have been able to achieve in the prior years that we have shared with you.

Chris Caso^ OK. As a follow-up then, with regard to the cost synergies that you’ve assumed, could you comment on what plans are maybe now with regard to consolidating manufacturing both front end, back end? I guess Atmel has some foundry agreements in place. I’m sure that’s a work in progress but whatever detail you could provide now would be appreciated.

Steve Sanghi^ We’re really not prepared to provide any details and it – there are a large number of employees working everywhere. Until we close that transaction and go visit with those employees and analyze that cost structure, compare it to ours and make a decision of the best path going forward. A lot of this analysis is done by our experience in buying and integrating 16 acquisitions in the past. It is not to that detail level every way for what it will cost to make it with a combined company. It is not at that level.

Being two companies being competitors we were really never given access to that diligence. So they were done in large brackets but prior experience with all other companies like SST, SMSC, Supertex and Micrel we actually have done better than our assumptions.

Chris Caso^ OK, great. Thank you.

Operator^ As a reminder, it is star one if you’d like to ask a question. Once again that’s star one. We’ll take our next question from Craig Ellis with B. Riley.

Craig Ellis^ Thanks for taking the question and congratulations on the transaction, gentlemen. Steve, I wanted to ask a question around the differences in the product portfolios and the end market mix between the two companies. There’s some business that Atmel has that’s more high volume business that has greater customer concentration than we would typically see with Microchip.

So the question is, is that business a good fit for the combined entity or would that be a business that you evaluate post deal as something that may not be a fit?

Steve Sanghi^ So what I would like to say is really as you have seen the evolution of Microchip where every year, every new acquisition, every time we cross a major milestone the company continuously evolves and we’re able to take on other tasks or channels or vertical markets or whatever that we did not do as well maybe before. And every time we do that I think historically we have seen investors’ concern about – I recall SMSC acquisition and on this conference call one of the questions from the analysts was, Microchip is a horizontal company. Does business with all these tails of customers. SMSC business was much more vertical market – automotive, computing. How would we do that?

And as you can see we are wildly successful with SMSC acquisition and the business model today is really right up there with gross margin in the 60s and operating profit in the 30s. So Microchip evolves and take on these things so as we take on this Atmel, there are two things. Number one, relative to Microchip they have a higher customer concentration. That was the case with SMSC also and we will evolve to really be able to very successfully do business with that.

Number two, the biggest customer concentration they had was really in the portable mobile area mostly with the touch devices. And that has really come down – way, way down and I think they have been telling you at those conference calls in their own conference calls where a lot of the drop that happened at Atmel – they were $1.8 billion in 2011. And now it’s just slightly over 1.04. A lot of the drop has happened in that area so they have come closer to where we are. And the combined company now will cover the larger customers as well as the smaller customers both very, very well. And have cross-selling opportunities for our products into some of the larger customers and some of the products into some of our smaller customers.

Craig Ellis^ That’s very helpful. The follow-up is related to some information the company recently shared about its organic growth and its growth with acquisitions relative to the industry which is superior. With Atmel – does that help the company maintain that rate of relative growth in your view, Steve, or does Atmel and what it enables you to do with internet of things which is a big part of the strategy – enable you to grow at a faster rate in your view relative to industry going forward?

Steve Sanghi^ So I think just by looking at the size of the acquisition – if you were to do the math in the next one or two years it will accelerate the top line in terms of inorganic growth that we shared with you. The inorganic and organic growth chart that we shared with you were built up on $200 million, $300 million, $100 million revenue companies and even with that if I recall the numbers I don’t have in front of me. But I think our organic growth was about 8.3% over the last six years and our total growth including acquisition was I think 17.3%.

This acquisition clearly helps us to maintain that or even short term over the next two or three years actually be higher than that. Now as two companies are completely put together and now combined business on a $3.5 billion larger company to go for the business that’s when you have to get all these synergies and cross selling and all that – really maintain a higher than industry growth rate and I think we can.

Craig Ellis^ Thank you, Steve.

Operator^ We’ll take our next question from Harlan Sur with JPMorgan.

Harlan Sur^ Thank you and congratulations on the transaction. In your opening remarks and press releases you talked about Atmel having a very complementary offering to yours with its MCU products. Steve, you gave us an example in the automotive space where they have leadership position and it’s different relative to areas where you have automotive leadership. If you can just give us more examples in maybe other end markets like industrial or consumer or IOT where Atmel has a good leadership position that’s different from Microchip?

Steve Sanghi^ Ganesh, can you take a shot at that?

Ganesh Moorthy^ Yes. I think the way to think about it is that there are a broad range of customers and applications that Atmel has done well in. Many of those have been in consumer electronics, many – some of them have been in automotive and industrial. And to some extent what we mean by complementary is that it has a reach to customers and certain applications that we may not have gotten to either because those customers were loyal to one architecture or the other just as we have a number of customers that Atmel had not gotten access to.

As we bring the combined portfolio there are strengths that we bring in certain aspects of internet of things between the wireless and wired communication portfolio. Our entire analog portfolio is highly complementary and attaches very nicely to a broad range of the Atmel micro controllers. And so increasingly we’ll find places where together we have more dollar opportunity at a customer’s design than what each of us individually had before.

Harlan Sur^ Great. Thanks for the insights there. And then can you just help us understand any overlaps or complementary distribution channels that will be a benefit for Microchip or as an opportunity? Or as an opportunity for consolidation on a go forward basis?

Steve Sanghi^ Well, I think when you look at the distribution channel both Atmel and Microchip have the three large distributors – global distributor which are Arrow, Avnet and Future. For Microchip, Future Electronics is the largest, for Atmel Arrow is the largest and Avnet is in the middle for both of us. So in fact combining it together it’s kind of really they’re all balanced and nearly I wouldn’t say equal size but they’re much more balanced three a large, global distributors.

Then on the top of that Microchip has a very large cadre of regional distributors around the world especially in Asia and in Europe that we have discussed with you in the past. And I think the regional distributors could be very helpful to expand the distribution for Atmel even further. They have some regional distributors also but not as broadly distributed by regionals as Microchip products are.

Then in Asia they have a large Asian distributor, Worldpeace that Microchip doesn’t have. Microchip has another smaller, sister branch of Worldpeace but not the main Worldpeace. So in that particular case probably Microchip is a beneficiary. So when you combine it together worldwide it would be an enormous distribution channel. I think our combined distribution businesses of the two companies will be nearly $2 billion. I think short of TI probably it’s the largest distribution SAM of an active semiconductor company probably. And I don’t know everybody’s numbers but this will enormous opportunity for all the distributors to be very strong partners of Microchip.

Harlan Sur^ Great, thanks, Steve. Thanks, Ganesh.

Steve Sanghi^ Thanks.

Ganesh Moorthy^ You’re welcome.

Operator^ We’ll take our next question from Davech Ario with Bank of America.

Unidentified Participant^ Hi. This Shanker for Davech. I have a question on the long-term model. Previously, you talked about growth margin to be in the 61%, 62% and operating margin 35%. But now the model is like 59% and 33%. I just want to have a clarification from you for is there a change for the long term model just to consider assumption given the current macro? Thanks.

Steve Sanghi^ Well, we are consolidating a company half our size with gross margins of 47.5% and operating margin of 9% or so last quarter. And we are dialling in quite substantial improvement of huge amount to get their gross margins higher, operating expenses lower, operating profit higher. And the combined effect on the new model that we have created I would think you’d be impressed. If you’re not, we apologize.

Unidentified Participant^ No, I’m impressed but I just want to clarify if the – is there upside to the long-term model ...

Steve Sanghi^ Well, the question is can Atmel’s products yield a 61.5% gross margin and 35% operating profit? If that’s your question the answer to that is no. That’s not our vision that we can take their products and business to that level of – the highest level that Microchip ever achieved in our business.

Unidentified Participant^ Got it.

Steve Sanghi^ We’re good but not that good.

Unidentified Participant^ OK. This is a follow-up on that. So China has been a headwind for semis and – but with the Atmel acquisition, can you comment on how that exposure will trend for you and does it diversify away from China or how should we think about that?

Steve Sanghi^ So that’s a question probably better addressed at the normal earnings conference call and I’ll happy to take a shot at it then. For now, I think our business outside the US is in the same range as Atmel’s is and combining their business with ours does not increase or lower the exposure to China. I think the mix reasonably similar.

Unidentified Participant^ Got it. Thanks.

Operator^ (Operator Instructions) We’ll take our next question from Craig Hettenbach with Morgan Stanley.

Craig Hettenbach^ Yes, thank you. Steve, just question on the deal today relative to if I go back in 2008 you guys made a bid for Atmel. And just – their portfolio, has evolved quite a bit. So has the market. So just any context that you’d provide in terms of what you’re seeing overall in their business since that time to make a more compelling case for the deal?

Steve Sanghi^ Well, you want me to revisit the painful memory but back in 2008 the business was relatively unprofitable and they had lots of issues. They were dealing with four fabs: one in France, one in Germany and I think two here in US. They had enormous numbers of other small businesses so I would probably give – tell you and give kudos to the management that they have done enormous clean up in the last six years.

Sold their fab in Germany, sold their fab in France, sold their fab in Dallas and really have one fab now. And trimmed the product line to a lot of the unrelated product lines. Low margin memory flash product line was sold. So they’ve done really a lot of clean-up and it’s a much more desirable portfolio. One area is really a lot of the revenue growth in the years of 2009, 2010, 2011, 2012 came out of touch business so it was very, very mobile-centric with many hundreds and hundreds and millions of dollars out of the touch business.

A lot of that really has gone away and it’s a much smaller business today. So you could look at it two different ways. One way is it’s more in line with where we like the business to be and not be as exposed to mobile. So that’s a good thing. But the other thing is that because of their business has been declining for four, five years now every year and we have a job now for the combined company to turn that around. And put a renewed focus on — which management is already doing to really start to really grow the business back on all the core product lines.

But so far, that growth does not show. It is overshadowed by the reduction of touch and whoever else. And in some cases we don’t even have that detail.

Craig Hettenbach^ Got it. And then just as a quick follow-up in terms of the synergies, Microchip’s been investing of course for IOT and connectivity assets. Atmel’s also been really active so is there some synergies there in terms of the level of investment and ability to address connectivity and to be able to consolidate some of that?

Steve Sanghi^ So I can’t give you the numbers but all IOT business is about 2X that of Atmel’s. So we are a very large business. We don’t talk about it in break out numbers because we just – that’s our style. We are a horizontal company and we do a lot of stuff. So when we talk to any of the analysts the impression would be that somehow they have the IOT strength and we don’t. We are very, very strong in IOT and having said that I think combined companies’ product portfolio then cover go even deeper in a wifi, Bluetooth, Bluetooth light – Zigbee, RF and all the other protocols.

So, it’s really – our size of the business from a revenue standpoint becomes enormous. The product line number of products and solutions available becomes enormous, the number of resources applied in terms of application, app notes, FAEs and others become enormous. And the combined company can really grow that business very nicely.

Craig Hettenbach^ Got it. Thank you.

Operator^ We’ll take our next question from Chris Danley with Citi.

Chris Danley^ Hey, guys. Thanks for squeezing me in. If you just – I’m just kind of curious on the timing. Why did you decide to come in over the top versus participating in the bidding process? And if you could, give us what the break up fee is just in case somebody decides to come back?

Steve Sanghi^ So I think those questions are best answered either by Atmel or they would be in the background of the merger when the proxy is filed. Prior to that it remains confidential information. Whether we participated before or not, if we did, what happened and why we came now. It will all be blow by blow account will be given in the proxy.

Chris Danley^ OK. I’ll look forward to reading that with interest. And then if you could, just a quick follow-up. So your synergies are a little more than what Dialog proposed. Can you just sort of point out where you think you might be able to get a little more than they did? Was it on the cost of goods? Was it OpEx and then any split between COGS versus OpEx on the synergies roughly?

Steve Sanghi^ Well, so I don’t really have a detail on where Dialog came out with synergies. I didn’t attend their conference call, I don’t know whether they provided any detail nor are we providing detail on where they come from. But if you think about their number of $150 million and our number of 170 going to 200 we are an enormous manufacturing company and Dialog’s not. We are enormous company through distribution and broad based channels and customers where five to 10 customers make all of Dialog’s business. So I think it’s reasonable to expect that our strength is much more synergistic with taking Atmel’s products to market broadly and draw synergies from them than possibly Dialog could. But I don’t really know Dialog’s reason in their analysis.

Chris Danley^ OK. Thanks a lot, guys.

Operator^ We’ll take our next question from Kevin Cassidy with Stifel.

Kevin Cassidy^ Well, thank you and congratulations.

Steve Sanghi^ Thank you.

Kevin Cassidy^ With using your cash on the balance sheet, are there any tax consequences for that?

Steve Sanghi^ Go ahead.

J. Eric Bjornholt^ So we are using tax efficient methods to utilize a portion of our offshore cash resources to fund some of the transactions. The transaction structure is one that’s been used in other public company transactions so we’re comfortable with what we’re doing. And that’s why our opportunity cost is where it’s at – at the 1.8% that Steve shared in the presentation.

Kevin Cassidy^ OK. Thanks. And for your – I guess if both companies have similar exposures around the world, is there any change to your free cash flow generation – where that cash is coming from?

J. Eric Bjornholt^ So we – Steve talked about their percentage of their business that is outside of the U.S. being very similar to ours so I think over time the percentage has probably stayed pretty much intact from what you see today. Just obviously working with bigger numbers.

Kevin Cassidy^ OK. And if I can ask just one more about the patents. It seems you worked with the Micrel that you’re able to buy those patents and move the money into the US. Is there any opportunity for something like this with Atmel?

J. Eric Bjornholt^ We’ll just say that this is a different structure than what we used there.

Steve Sanghi^ Yes. It’s a different structure and we’re really not going to get into the structure. I think what’s important for you at the end of the day is really to look at the cost of capital and we have shared that with you.

Kevin Cassidy^ OK. Great. Congratulations again.

Steve Sanghi^ Thanks.

Operator^ We’ll take our next question from Mark Lipacis with Jefferies.

Mark Lipacis^ Thanks for taking my question. Just one question for me. Steve, you had mentioned the common design platform I think in the past as being an important reason for market share gains. It sounds like the plan is to bring the Atmel microcontrollers onto that platform. How long does that take and how difficult is that? And is this something you did with SMSC and is there a benchmark that you can share with us? Thanks.

Steve Sanghi^ So I think because of the competitive dynamics between two companies that’s one area where we could not work with their engineers to really kind of put the two on the same paper and figure out really how long will it take and what it takes and that kind of stuff. So I can’t really answer that question but that’s something we will be evaluating after the close of the transaction.

There has been this thing analysts often say and investors often say in micro controllers that micro controller architectures are different between different companies. So they don’t integrate well. We have heard that from you and we’ve heard that from some others. I think you’re talking about if you buy something that’s a $20 million, $30 million company and it’s totally a unique architecture and it doesn’t give you much synergy to be able to build the ecosystem for that small amount of product.

But we’re talking an enormous micro controller revenue at Atmel and that kind of revenue can sustain an eco-structure on its own. And Microchip clock can be extremely cost effective. Having said that, we’re seeing that we can make even better than that because one plus one we can do it for less than 2X.

Mark Lipacis^ Fair enough. Thank you.

Operator^ And with no further questions I’ll turn the call back over to Mr. Sanghi for any additional or closing remarks.

+++ presentation

Steve Sanghi^ So we want to thank you everyone and especially I want to thank you for being patient with us. I think getting this conference – getting to this conference call on time was an enormous challenge because the deal basically got signed at 23 minutes before the conference call. So thanks for that and thanks for attending. And we’ll see some of you on the road as we go to various banking conferences in the coming quarter. Bye bye.

Operator^ And that does conclude today’s conference. Thank you for your participation.